Bill of Sale and Promissory Note

I, Loesha Henchall, hereby sell 80,000,000 common shares of FuLuCai Productions Ltd., to James Durward for the sum of US$24,000. I agree that the total consideration for the sale is US$24,000 ($0.0003 per share) and that I accept the below Promissory Note as full payment.

Signed in Calgary this 28th day of April, 2010.

/s/ Loesha Henchall_______________________
Loesha Henchall

Promissory Note

I, James Durward, do hereby promise to pay Loesha Henchall the sum of US$24,000 subject to the following terms and conditions:

a)	5% simple annual interest rate;
b)	2 year term – the note must be paid back on or before April 30, 2013;
c)	The note is secured by 4,800,000 restricted common shares of FuLuCai Productions Ltd;
d)	Beyond the security in (c) above, the note is non-recourse.

Signed and agree to in Calgary, this 28th  day of  April, 2010.

_/s/ James Durward_________________________
James Durward